July 31, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:     Venator Materials PLC
Registration Statement on Form S-1 (as amended)
File No. 333-217753

Ladies and Gentlemen:

On behalf of Venator Materials PLC, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on August 2, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

VENATOR MATERIALS PLC

By:	/s/ Russ Stolle
Name:	Russ Stolle
Title:	Senior Vice President, General Counsel and Chief Compliance Officer

cc:        Simon Turner, Venator Materials PLC
Alan Beck, Vinson & Elkins L.L.P.
Sarah K. Morgan, Vinson & Elkins L.L.P.